UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

INSIGHT COMMUNICATIONS COMPANY, INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

45768V108

(CUSIP Number)

J. Kevin Mills

Thomas D. Twedt

Dow, Lohnes & Albertson, PLLC

1200 New Hampshire Avenue, N.W.

Washington, D.C. 20036 (202) 776-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 45768V108	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sidney R. Knafel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,961,152* 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 3,961,152* 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,961,152*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 7.2%**
14	TYPE OF REPORTING PERSON IN

*	Includes 3,853,132 shares of Class B Common Stock of Insight Communications Company, Inc. (“Insight”), par value $0.01 per share (the “Class B Common Stock”). Of the shares deemed to be beneficially owned by Mr. Knafel, 50,000 shares of Class A Common Stock of Insight, par value $0.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and 3,427,177 shares of Class B Common Stock are held by a foundation and a corporation, respectively, controlled by Mr. Knafel, 425,955 shares of Class B Common Stock are held by the estate of Mr. Knafel’s deceased wife for which Mr. Knafel serves as executor and 1,770 shares of Class A Common Stock are held in his 401(k) account. Also includes 56,250 shares issuable upon the exercise of options.
**	The denominator is based on: (i) 50,830,270 shares of Class A Common Stock outstanding as of April 20, 2005, as stated on the facing page of Insight’s Form 10-Q for the quarter ended March 31, 2005; (ii) 3,853,132 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by Mr. Knafel may be converted; and (iii) 56,250 shares issuable upon the exercise of options exercisable within 60 days. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Holders of Class A Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to ten votes per share. Holders of both classes of Common Stock vote together as a single class on all matters presented for a vote, except as otherwise required by law. The shares deemed to be beneficially owned by Mr. Knafel represent approximately 28.4% of the total outstanding votes of the Common Stock as a single class.

SCHEDULE 13D/A

CUSIP No. 45768V108	Page 3 of 24 Pages

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Andrew G. Knafel, Joshua Rubenstein and William L. Scherlis, as trustees (the “Trustees”)

            under Trusts F/B/O Knafel children (the “Trusts”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,397,027* 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 3,397,027* 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,397,027*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 6.3%**
14	TYPE OF REPORTING PERSON OO

*	Represents 3,397,027 shares of Class B Common Stock beneficially owned by the Trusts, including 386,413 shares held individually by Andrew G. Knafel. Sidney Knafel expressly disclaims beneficial ownership of all of the reported shares, and the Trustees disclaim any economic interest in or beneficial ownership of any of the Class A Common Stock or Class B Common Stock held by the Trusts.
**	The denominator is based on: (i) 50,830,270 shares of Class A Common Stock outstanding as of April 20, 2005, as stated on the facing page of Insight’s Form 10-Q for the quarter ended March 31, 2005; and (ii) 3,397,027 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by the Trusts and Andrew G. Knafel may be converted. The shares deemed to be beneficially owned by the Trusts represent approximately 25.0% of the total outstanding votes of the Common Stock as a single class.

SCHEDULE 13D/A

CUSIP No. 45768V108	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Michael S. Willner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,292,599* 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,292,599* 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,292,599*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 2.5%**
14	TYPE OF REPORTING PERSON IN

*	Includes 1,106,516 shares of Class B Common Stock, including 6,448 shares held in trust for the benefit of Mr. Willner’s minor children. Also includes 184,372 shares of Class A Common Stock issuable upon the exercise of stock options and 1,708 shares of Class A Common Stock held in Mr. Willner’s 401(k) account.
**	The denominator is based on: (i) 50,830,270 shares of Class A Common Stock outstanding as of April 20, 2005, as stated on the facing page of Insight’s Form 10-Q for the quarter ended March 31, 2005; (ii) 1,106,516 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by Mr. Willner may be converted; and (iii) 184,375 shares of Class A Common Stock issuable upon the exercise of stock options exercisable within 60 days. The shares deemed to be beneficially owned by Mr. Willner represent approximately 8.2% of the total outstanding votes of the Common Stock as a single class.

SCHEDULE 13D/A

CUSIP No. 45768V108	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James S. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 152,984* 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 152,984* 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,984*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 0.3%**
14	TYPE OF REPORTING PERSON IN

*	Includes 132,779 shares of Class B Common Stock. Also includes 20,205 shares of Class A Common Stock issuable upon the exercise of independent director retainer stock options.
**	The denominator is based on: (i) 50,830,270 shares of Class A Common Stock outstanding as of April 20, 2005, as stated on the facing page of Insight’s Form 10-Q for the quarter ended March 31, 2005; (ii) 132,779 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by Mr. Marcus may be converted; and (iii) 20,205 shares of Class A Common Stock issuable upon the exercise of his independent director retainer stock options. The shares deemed to be beneficially owned by Mr. Marcus represent approximately 1.0% of the total outstanding votes of the Common Stock as a single class.

SCHEDULE 13D/A

CUSIP No. 45768V108	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomas L. Kempner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 518,366* 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 518,366* 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 518,366*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 1.0%**
14	TYPE OF REPORTING PERSON IN

*	Includes 60,668 shares of Class A Common Stock held personally by Mr. Kempner, 160 shares of Class A Common Stock held by a corporation that he controls and 20,205 shares of Class A Common Stock issuable upon the exercise of independent director retainer stock options. Also includes 31,051 shares of Class A Common Stock held by the estate of Mr. Kempner’s deceased wife for which Mr. Kempner serves as executor and 406,282 shares of Class A Common Stock held by trusts for which he serves as trustee, for which he disclaims beneficial ownership.
**	The denominator is based on: (i) 50,830,270 shares of Class A Common Stock outstanding as of April 20, 2005, as stated on the facing page of Insight’s Form 10-Q for the quarter ended March 31, 2005; and (ii) 20,205 shares of Class A Common Stock issuable upon the exercise of his independent director retainer stock options. The shares deemed to be beneficially owned by Mr. Kempner represent approximately 0.4% of the total outstanding votes of the Common Stock as a single class.

Schedule 13D/A	Page 7 of 24 Pages
Insight Communications Company, Inc.

Item 1. Security and Issuer

The class of equity securities to which this Amendment No. 1 to Schedule 13D (this “Amendment”) relates is the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Insight Communications Company, Inc., a Delaware corporation (“Insight”). The principal executive offices of Insight are located at 810 7th Avenue, New York, New York 10019.

Item 2. Identity and Background

This Amendment is being filed by Sidney R. Knafel; Andrew G. Knafel, Joshua Rubenstein and William L. Scherlis, as trustees (the “Trustees”) under Trusts F/B/O Knafel children (the “Trusts”); Michael S. Willner; James S. Marcus; Thomas L. Kempner; and Andrew G. Knafel individually (collectively, the “Reporting Persons”). The Reporting Persons are filing this Amendment because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the transaction described in Item 4 of this Amendment. Except as expressly set forth in this Amendment, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock or Class B Common Stock of Insight, par value $0.01 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”), beneficially owned by any other Reporting Person.

This Amendment amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “Commission”) on March 7, 2005. Except as modified herein, the Original 13D is unmodified.

The name, business address and present principal occupation or employment of each Reporting Person is set forth on Appendix A hereto, which Appendix A is incorporated by reference herein.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he or it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of the persons filing this Amendment, each Reporting Person is a citizen of the United States of America.

Schedule 13D/A	Page 8 of 24 Pages
Insight Communications Company, Inc.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

The shares of Class A Common Stock reported as beneficially owned by the Reporting Persons were acquired in the initial public offering of Insight, through open market purchases using personal funds, by means of gift, inheritance or other gratuitous transfer, or through their service as an officer, director or employee of Insight.

With respect to the transaction described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference), the Reporting Persons estimate that the amount of funds that would be required to purchase all of the shares of outstanding Class A Common Stock and Class B Common Stock to be converted in the Merger (as defined in Item 4) into the right to receive the Merger Consideration (as defined in Item 4), to settle outstanding, in-the-money options and to pay estimated fees and expenses is approximately $660 million. The funds required to pay the aggregate cash Merger Consideration (as defined in Item 4) will be provided by one or more affiliates of The Carlyle Group (the “Sponsor”), through its cash investment in Insight Acquisition Corp. (“Parent”), as further described in Item 4, provided that such amount shall not exceed $606,305,000. The Reporting Persons and the Sponsor currently expect that all other costs, expenses and liabilities of Insight arising out of or relating to the transaction shall be paid by Insight from cash available to Insight immediately prior to the consummation of the Merger.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety to read as follows:

On March 6, 2005, certain of the Reporting Persons and the Sponsor submitted to Insight’s Board of Directors (the “Board of Directors”) a proposal to acquire all of the outstanding, publicly-held shares of Class A Common Stock (the “Proposal”). On March 8, 2005, Insight announced that the Board of Directors had formed a special committee of independent directors (the “Special Committee”) consisting of David C. Lee and Geraldine B. Laybourne to consider the terms and conditions of the Proposal and to recommend to the Board of Directors whether to approve the Proposal. On July 28, 2005, the Special Committee unanimously recommended to Insight’s full Board of Directors an Agreement and Plan of Merger (the “Merger Agreement”) between Parent and Insight, and on July 28, 2005, the full Board of Directors of Insight unanimously approved the Merger Agreement. On July 28, 2005, Parent and Insight entered into the Merger Agreement pursuant to which Parent will be merged with and into Insight with Insight as the surviving corporation (the “Merger”).

Concurrently with the execution of the Merger Agreement, Insight, Parent and the Reporting Persons entered into an Exchange Agreement. Pursuant to the Exchange Agreement,

Schedule 13D/A	Page 9 of 24 Pages
Insight Communications Company, Inc.

immediately prior to the closing under the Merger Agreement, (1) Mr. Knafel, Mr. Willner and the Trusts will subscribe for shares of a new series of preferred stock issued by Insight; (2) the Sponsor will contribute cash to Parent in exchange for shares of Class D Preferred Stock of Parent; (3) certain Reporting Persons, including Mr. Knafel and Mr. Willner, will convert their shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock; and (4) the Reporting Persons (after giving effect to such conversion) will contribute to Parent some or all of their shares of Class A Common Stock in exchange for an equivalent number of shares of Class C Preferred Stock of Parent. The parties to the Exchange Agreement currently contemplate that additional Insight management personnel and certain related party stockholders (collectively, the “Additional Rollover Investors”) will become parties to the Exchange Agreement prior to the closing and will agree to contribute some of their shares of Class A Common Stock in exchange for an equivalent number of shares of Class C Preferred Stock of Parent.

The Merger requires the approval of Insight’s stockholders. The Reporting Persons collectively beneficially own approximately 63% of the total outstanding votes of the Common Stock entitled to vote on the Merger as a single class. Pursuant to the Voting Agreement described in Item 6, Mr. Knafel, Mr. Willner, the Trusts and Mr. Andrew Knafel (who collectively beneficially own approximately 62% of the total outstanding votes of the Common Stock entitled to vote on the Merger as a single class) are required to vote for the Merger and are prohibited from voting in favor of another transaction involving their stake in Insight until the Merger Agreement is terminated. Consummation of the Merger will also require (1) the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock entitled to vote thereon not held by (a) Parent, the Reporting Persons (or any member of the immediate families thereof) or the Sponsor or any affiliates thereof, or (b) any officers or directors of Insight (or any member of the immediate families thereof); and (2) the satisfaction or waiver of certain customary conditions by each of Parent and Insight. In connection with their approval of the Merger, Insight’s stockholders will also be asked to approve an amendment to Insight’s certificate of incorporation to make Section 5.6 inapplicable to the Merger (the “Charter Amendment”), which Section requires that upon a merger of Insight in which the Common Stock is converted to cash, holders of each class of Insight’s Common Stock must receive equal per share payments or distributions. Upon the consummation of the Merger, Insight’s certificate of incorporation will be amended and restated to create the new series of Insight stock that the Reporting Persons and the Sponsor will receive in the Merger, the material rights and privileges of which are summarized below.

Following stockholder approval of the Merger and the Charter Amendment and satisfaction of the other conditions to the Merger, pursuant to the Merger Agreement, Parent will merge with and into Insight, with Insight as the surviving corporation. In the Merger, (1) all outstanding shares of Class A Common Stock other than those held by Insight or Parent will be converted into the right to receive a cash payment equal to $11.75 per share (the “Merger Consideration”); (2) shares of Insight’s newly issued preferred stock held by Mr. Knafel, Mr. Willner and the Trusts will be converted into Series A Voting Preferred Stock of the surviving corporation; (3) shares of Parent’s Class B Preferred Stock

Schedule 13D/A	Page 10 of 24 Pages
Insight Communications Company, Inc.

held by the Sponsor will be converted into shares of Series B Voting Preferred Stock of the surviving corporation; (4) shares of Parent’s Class C Preferred Stock will be converted into shares of Series C Non-Voting Preferred Stock of the surviving corporation; and (5) shares of Parent’s Class D Preferred Stock will be converted into shares of Series D Non-Voting Preferred Stock of the surviving corporation.

Pursuant to the amended and restated certificate of incorporation to be effective upon the consummation of the Merger, the form of which is attached hereto as Exhibit 7.05, Insight will be recapitalized with the following series of stock having the following material rights and privileges:

•	The Series A Voting Preferred Stock will be held by Mr. Knafel, Mr. Willner and the Trusts. The Series A Voting Preferred Stock will vote as one class with the Series B Voting Preferred Stock on all matters submitted to a vote of Insight’s stockholders, other than the election of the directors of Insight or as otherwise required by Delaware law. The Series A Voting Preferred Stock, voting separately as a class, will be entitled to elect five directors of Insight. The Series A Voting Preferred Stock will represent approximately 62% of the total voting power of Insight after the Merger.

•	The Series B Voting Preferred Stock will be held by the Sponsor and will vote as one class with the Series A Voting Preferred Stock on all matters submitted to a vote of Insight’s stockholders, other than the election of the directors of Insight or as otherwise required by Delaware law. The Series B Voting Preferred Stock, voting separately as a class, will be entitled to elect four directors of Insight. In addition, consent of the holders of a majority in interest of the Series B Voting Preferred Stock will be required to approve certain specified significant actions including, without limitation and subject to certain exceptions, material changes in Insight’s business, amendments to Insight’s certificate of incorporation or its bylaws, changes to the composition of the Board of Directors or its committees, related party transactions, changing Insight’s public accountants, the liquidation or dissolution of Insight, the incurrence of material indebtedness, a material disposition of Insight’s assets or equity, the declaration or payment of a dividend, effecting any amendments to the partnership agreement of Insight Midwest, L.P., triggering the split-up of Insight Midwest, L.P., entering into strategic relationships outside the ordinary course of business, the selection of a new general partner for any subsidiary of Insight and the selection of replacements for certain members of Insight’s senior management. The Series B Voting Preferred Stock will represent approximately 38% of the total voting power of Insight after the Merger.

Schedule 13D/A	Page 11 of 24 Pages
Insight Communications Company, Inc.

•	The Series C Non-Voting Preferred Stock will be held by the Reporting Persons and the Additional Rollover Investors and will be entitled to vote only on any amendment to Insight’s certificate of incorporation that materially and adversely affects the rights of holders of the Series C Non-Voting Preferred Stock and as may otherwise be required by Delaware law.

•	The Series D Non-Voting Preferred Stock will be held by the Sponsor and will be entitled to vote only on any amendment to Insight’s certificate of incorporation that materially and adversely affects the rights of holders of the Series D Non-Voting Preferred Stock and as may otherwise be required by Delaware law.

•	The Series E Non-Voting Common Stock will be issued to current employees and directors of Insight who hold options to acquire Class A Common Stock, which options will be cancelled upon the closing of the Merger, in consideration for future services to be provided by such employees and directors. The Series E Non-Voting Common Stock will be entitled to vote only on any amendment to Insight’s certificate of incorporation that materially and adversely affects the rights of holders of the Series E Non-Voting Common Stock and as may otherwise be required by Delaware law.

•	The Series F Non-Voting Common Stock will be issued to designated management employees of Insight. The Series F Non-Voting Common Stock will be entitled to vote only on any amendment to Insight’s certificate of incorporation that materially and adversely affects the rights of holders of the Series F Non-Voting Common Stock and as may otherwise be required by Delaware law.

Upon a liquidation of Insight, the cash and other assets of Insight available for distribution will be distributed to Insight’s stockholders as follows:

•	First, assets will be distributed to holders of the Series A Voting Preferred Stock and the Series B Voting Preferred Stock on a pro rata basis until each share of the Series A Voting Preferred Stock and each share of the Series B Voting Preferred Stock shall have received an aggregate amount (including any amounts distributed on such shares prior to liquidation) equal to $0.01.

•	Second, remaining assets will be distributed to holders of the Series C Non-Voting Preferred Stock and the Series D Non-Voting Preferred Stock on a pro rata basis until each share of the Series C Non-Voting Preferred Stock and the Series D Non-Voting Preferred Stock shall have received an aggregate amount (including any amounts distributed on such shares prior to liquidation) equal to $11.75.

Schedule 13D/A	Page 12 of 24 Pages
Insight Communications Company, Inc.

•	Third, remaining assets will be distributed to holders of the Series C Non-Voting Preferred Stock and the Series D Non-Voting Preferred Stock and, as of and following such time as such distributions reach certain levels that cause participation levels for particular shares of the Series E Non-Voting Common Stock to be achieved, to holders of such shares of the Series E Non-Voting Common Stock for which participation levels have been achieved, in proportion to the number of such shares held by each holder, until the Series D Non-Voting Preferred Stock has received an internal rate of return on capital invested therein equal to 10% per annum, compounded annually.

•	Fourth, 95% of the remaining assets will be distributed to holders of the Series C Non-Voting Preferred Stock and the Series D Non-Voting Preferred Stock and, as of and following such time as such distributions reach certain levels that cause participation levels for particular shares of the Series E Non-Voting Common Stock to be achieved, to holders of such shares of the Series E Non-Voting Common Stock for which participation levels have been achieved, in proportion to the number of such shares held by each holder, and 5% to holders of the Series F Non-Voting Common Stock in proportion to the number of such shares held by each holder, until the Series D Non-Voting Preferred Stock has received an internal rate of return on capital invested therein equal to 15% per annum, compounded annually.

•	Fifth, 90% of the remaining assets will be distributed to holders of the Series C Non-Voting Preferred Stock and the Series D Non-Voting Preferred Stock and, as of and following such time as such distributions reach certain levels that cause participation levels for particular shares of the Series E Non-Voting Common Stock to be achieved, to holders of such shares of the Series E Non-Voting Common Stock for which participation levels have been achieved, in proportion to the number of such shares held by each holder, and 10% to holders of the Series F Non-Voting Common Stock, until the Series D Non-Voting Preferred Stock has received an internal rate of return on capital invested therein equal to 20% per annum, compounded annually.

•	Sixth, 85% of the remaining assets will be distributed to holders of the Series C Non-Voting Preferred Stock and the Series D Non-Voting Preferred Stock and, as of and following such time as such distributions reach certain levels that cause participation levels for particular shares of the Series E Non-Voting Common Stock to be achieved, to holders of such shares of the Series E Non-Voting Common Stock for which participation levels have been achieved, in proportion to the number of such

Schedule 13D/A	Page 13 of 24 Pages
Insight Communications Company, Inc.

shares held by each holder, and 15% to holders of the Series F Non-Voting Common Stock, until the Series D Non-Voting Preferred Stock has received an internal rate of return on capital invested therein equal to 25% per annum, compounded annually.

•	Thereafter, 75% of the remaining assets will be distributed to holders of the Series C Non-Voting Preferred Stock and the Series D Non-Voting Preferred Stock and, as of and following such time as such distributions reach certain levels that cause participation levels for particular shares of the Series E Non-Voting Common Stock to be achieved, to holders of such shares of the Series E Non-Voting Common Stock for which participation levels have been achieved, in proportion to the number of such shares held by each holder, and 25% to holders of the Series F Non-Voting Common Stock.

Each of Insight’s post-Merger series of capital stock will have the other rights and preferences assigned to such series in the amended and restated certificate of incorporation to be effective upon consummation of the Merger.

It is currently contemplated that Insight’s bylaws will be amended concurrently with the closing of the Merger to conform, as appropriate, to the corporate governance provisions contained in Insight’s amended and restated certificate of incorporation.

Insight has agreed to pay a $10 million termination fee (inclusive of expenses) if the Merger Agreement is terminated under certain circumstances described in Section 7.01 of the Merger Agreement. The termination fee, if paid, would be reduced by Insight’s $4 million expense reimbursement payment.

Pursuant to a Principals’ Agreement among Mr. Knafel, Mr. Willner and the Sponsor executed concurrently with the Merger Agreement to facilitate the transactions contemplated by the Merger Agreement, Mr. Knafel, Mr. Willner and the Sponsor have agreed, among other things, to use all reasonable efforts to cause Parent to perform its obligations under the Merger Agreement. In addition, the parties to the Principals’ Agreement have agreed that Parent will act under the Merger Agreement, the Exchange Agreement and the related agreements only upon the unanimous approval of the parties, with certain exceptions. The Principals’ Agreement also sets forth (i) the parties’ agreement with respect to certain fees to be received by the Sponsor, (ii) the parties’ agreement with respect to the issuance of Series E Non-Voting Common Stock and Series F Non-Voting Common Stock to certain employees and the directors of Insight after the Merger, and (iii) the allocation of any termination fee to be paid by Insight or any damages payment to be paid by Messrs. Knafel and Willner and the Sponsor under the Merger Agreement.

Schedule 13D/A	Page 14 of 24 Pages
Insight Communications Company, Inc.

Following consummation of the Merger, the Class A Common Stock will be delisted from the Nasdaq National Market and deregistered under the Exchange Act. The Board of Directors will be increased to nine directors. Mr. Knafel, Mr. Willner and the Trusts, as the holders of Insight’s new Series A Voting Preferred Stock, will have the right to designate five directors, two of whom must be independent. The Sponsor, as the holder of Insight’s new Series B Voting Preferred Stock, will have the right to designate four directors, one of whom must be independent. Replacements for directors will be designated only by the holders of the series of capital stock originally entitled to designate the director being replaced. The directors will be divided into three classes, and the terms for the directors will be staggered. The affirmative vote of seven directors will be required to amend, alter or repeal Insight’s amended and restated certificate of incorporation and bylaws.

Additionally, following the consummation of the Merger, the Sponsor, the Reporting Persons and Insight expect to execute a Securityholders Agreement. The Securityholders Agreement would:

•	restrict the transferability of Insight’s stock, except pursuant to certain specified permitted transfers;

•	provide for certain tag-along and drag-along rights in the event that one or more of Insight’s stockholders desires to sell its Insight stock;

•	provide for certain demand and piggyback registration rights; and

•	provide for certain rights to certain stockholders to trigger an initial public offering of Insight stock, a sale of Insight or another specified liquidity event.

The foregoing is a summary of the Merger and certain related transactions and should not be construed as a solicitation of a proxy or an offer to purchase shares of Class A Common Stock. Stockholders should read Insight’s proxy statement and other relevant documents regarding the Merger filed with the Commission when they become available because they will contain important information relevant to the decision to approve the Merger. Stockholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons or Parent or its affiliates with respect to the Merger, free of charge at the Commission’s web site, www.sec.gov.

In the event the Merger is consummated, any holders of Class A Common Stock at the effective time of the Merger who did not vote in favor of the Merger and who comply with the applicable statutory procedures have certain rights under Delaware law to dissent and to demand appraisal of the fair value of their shares. Under Delaware law, such dissenting stockholders will be entitled to receive a judicial determination by the Delaware Chancery Court of the fair value of their Class A Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any.

Schedule 13D/A	Page 15 of 24 Pages
Insight Communications Company, Inc.

The Reporting Persons cannot make any representation as to the outcome of an appraisal of fair value as determined by the Delaware Chancery Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher than, lower than, or equivalent to, the price per share paid pursuant to the Merger. Moreover, the Reporting Persons may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of the Class A Common Stock is less than the Merger Consideration. In determining the fair value of the Class A Common Stock, the court is required to take into account all relevant factors. Therefore, such determination could be based upon considerations other than, or in addition to, the Merger Consideration, the market price of the Class A Common Stock, asset values and the earning capacity of Insight. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. In addition, in Weinberger and in Rabkin v. Philip A. Hunt Chemical Corp., the Delaware Supreme Court stated that, while ordinarily the only monetary remedy available to a stockholder who dissents to a merger would be an appraisal, such a remedy may not be adequate “in certain cases, particularly where fraud, misrepresentation, self-dealing, deliberate waste of corporate assets, or gross and palpable over-reaching are involved,” and that in such cases the Delaware Chancery Court will be free to fashion any form of appropriate relief.

The Merger also may be found to be subject to judicial scrutiny as to whether the transaction satisfies certain standards of “fairness.” Several decisions by the Delaware courts have held that a controlling stockholder of a company involved in a merger has a fiduciary duty to the other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Weinberger decision provides that in most cases the remedy available in a merger is the right to an appraisal described above. However, as discussed above, any other form of appropriate relief, including damages, may be available in certain cases.

The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions, including the Merger. Rule 13e-3 requires among other things, that certain financial information concerning Insight, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction, be filed with the Commission and disclosed to minority stockholders prior to meeting at which Insight stockholders will be asked to vote to approve the Merger. The Reporting Persons intend to file the information required by Rule 13e-3 with the Commission and to provide appropriate disclosure in the proxy statement, including the required Rule 13e-3 information, to holders of Class A Common Stock.

Schedule 13D/A	Page 16 of 24 Pages
Insight Communications Company, Inc.

Other than as set forth in the Exchange Agreement, the Voting Agreement, the Principals’ Agreement and the Merger Agreement, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the Merger is not consummated for any reason, the Reporting Persons intend to review continuously Insight’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase their ownership of Common Stock, approve an extraordinary corporate transaction with regard to Insight or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that the Reporting Persons currently have no intention of selling any shares of Common Stock.

The foregoing is qualified in its entirety by reference to the Merger Agreement, the Exchange Agreement, the form of amended and restated certificate of incorporation and the Principals’ Agreement, which are attached hereto as Exhibits 7.02, 7.03, 7.04 and 7.05, respectively, and incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) See Items 7 and 9 of the cover pages to this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.

(b) See Items 8 and 10 of the cover pages to this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

The percentage of the Class A Common Stock set forth for each Reporting Person in this Item 5 was calculated based upon (i) 50,830,270 shares of Class A Common Stock outstanding as of April 20, 2005, as stated on the facing page of Insight’s Form 10-Q for the quarter ended March 31, 2005; (ii) the number of shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock, if any, beneficially owned by such Reporting Person; and (iii) the number of shares of Class A Common Stock issuable upon the exercise of options to purchase Class A Common Stock held by such Reporting Person that are exercisable within 60 days, if any. The percentage of the total outstanding votes of the Common Stock as a single class set forth for each Reporting Person in this Item 5 was calculated based on the outstanding shares of Class A Common Stock set forth in clause (i) above and 8,489,454 shares of Class B Common Stock outstanding as of as of April 20, 2005, as stated

Schedule 13D/A	Page 17 of 24 Pages
Insight Communications Company, Inc.

on the facing page of Insight’s Form 10-Q for the quarter ended March 31, 2005. Holders of Class A Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to ten votes per share.

Except as otherwise provided in this Item 5, each of the Reporting Persons has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Class A Common Stock deemed to be beneficially owned by them.

(c) No Reporting Person has effected any transactions in the Class A Common Stock during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

Items 3 and 4 of this Amendment are incorporated herein by reference. The Reporting Persons have entered into a Joint Filing Agreement dated as of March 7, 2005 (the “Joint Filing Agreement”), a copy of which was filed as Exhibit 7.01 to the Original 13D.

Mr. Sidney Knafel, Mr. Andrew Knafel, Mr. Willner and the Trusts have entered into a Voting Agreement with Parent pursuant to which Mr. Sidney Knafel, Mr. Andrew Knafel, Mr. Willner and the Trusts have agreed (1) to vote in favor of the Merger; (2) to vote against any competing merger, sale or Takeover Proposal (as defined in the Merger Agreement); (3) not to transfer their Insight stock other than in accordance with the Voting Agreement, the Exchange Agreement or the Merger Agreement; and (4) not to solicit or facilitate the making of a competing Takeover Proposal. The Voting Agreement will terminate upon the first to occur of (i) the effective time of the Merger or (ii) the date of termination of the Merger Agreement. Mr. Sidney Knafel, Mr. Andrew Knafel, Mr. Willner and the Trusts have also agreed to pay a specified amount to Parent should they solicit or support an alternative transaction to the Merger within a specified time after the termination of the Merger Agreement. The foregoing is qualified in its entirety by reference to the Voting Agreement attached hereto as Exhibit 7.06 and incorporated herein by this reference.

Schedule 13D/A	Page 18 of 24 Pages
Insight Communications Company, Inc.

The Reporting Persons and the Sponsor intend to solicit consent from the holders of Insight’s 12 1/4% Senior Discount Notes due 2011 (the “2011 Notes”) and Insight Midwest, L.P. and Insight Capital, Inc.’s 9 3/4% Senior Notes due 2009 (the “2009 Notes”) and 10 1/2% Senior Notes due 2010 (the “2010 Notes” and collectively with the 2011 Notes and the 2009 Notes, the “Notes”) regarding certain matters under the indentures governing the Notes. Should the requisite number of holders of the Notes fail to grant such consent, the Reporting Persons and the Sponsor intend to cause Insight to make a purchase offer that would comply with Section 4.15 of each of the indentures governing the Notes, as contemplated in Section 7 of the Principals’ Agreement.

Item 7. Material to be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement, dated as of March 7, 2005 (incorporated by reference to Exhibit 7.01 to the Original 13D).

Exhibit 7.02	Agreement and Plan of Merger, dated as of July 28, 2005, by and between Insight Acquisition Corp. and Insight.

Exhibit 7.03	Exchange Agreement, dated as of July 28, 2005, by and among Insight Acquisition Corp., Insight, Sidney R. Knafel, Michael S. Willner, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P. and certain Insight stockholders named therein.

Exhibit 7.04	Form of Amended and Restated Certificate of Incorporation of Insight.

Exhibit 7.05	Principals’ Agreement, dated as of July 28, 2005, by and among Sidney R. Knafel, Michael S. Willner, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P.

Exhibit 7.06	Voting Agreement, dated as of July 28, 2005, by and between Insight Acquisition Corp. and the Insight stockholders named therein.

Exhibit 7.07	Press release, dated July 29, 2005.

Schedule 13D/A	Page 19 of 24 Pages
Insight Communications Company, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2005 Date	By:	/s/ Sidney R. Knafel
Sidney R. Knafel

Schedule 13D/A	Page 20 of 24 Pages
Insight Communications Company, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2005 Date	By:	/s/ Andrew G. Knafel
Andrew G. Knafel, as Trustee under

Trust F/B/O Andrew G. Knafel dated September 13, 1978,

Trust F/B/O Douglas R. Knafel dated September 13, 1978,

Trust F/B/O Andrew G. & Douglas R. Knafel dated July 16, 1976,

Trust F/B/O Douglas R. Knafel dated November 6, 1983

July 28, 2005 Date	By:	/s/ Andrew G. Knafel
Andrew G. Knafel

Schedule 13D/A	Page 21 of 24 Pages
Insight Communications Company, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2005 Date	By:	/s/ Michael S. Willner
Michael S. Willner

Schedule 13D/A	Page 22 of 24 Pages
Insight Communications Company, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2005 Date	By:	/s/ James S. Marcus
James S. Marcus

Schedule 13D/A	Page 23 of 24 Pages
Insight Communications Company, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2005 Date	By:	/s/ Thomas L. Kempner
Thomas L. Kempner

Appendix A

Reporting Persons

Name	Business Address	Principal Occupation	Employed
Sidney R. Knafel*	SRK Management Co. 810 7th Avenue New York, New York 10019	Managing Partner SRK Management Co.	SRK Management Co. 810 7th Avenue New York, New York 10019

Andrew G. Knafel, Joshua Rubenstein and William L. Scherlis, as trustees under Trusts F/B/O Knafel children	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	N/A	N/A

Michael S. Willner*	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Vice Chairman, President and Chief Executive Officer, Insight Communications Company, Inc.	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019

James S. Marcus*	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Retired	N/A

Thomas L. Kempner*	Loeb Partners Corporation 61 Broadway New York, New York 10006	Chairman and Chief Executive Officer, Loeb Partners Corporation	Loeb Partners Corporation 61 Broadway New York, New York 10006

Andrew G. Knafel	Clear Brook Farm 123 Dexter Road Shaftsbury, Vermont 05262	Farmer	Clear Brook Farm 123 Dexter Road Shaftsbury, Vermont 05262

*	Director of Insight Communications Company, Inc.